Exhibit 3.35

AMENDMENT NO. 1 TO

THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

HIGH SIERRA ENERGY, LP

This Amendment No. 1 (this “Amendment”) to the Third Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) of High Sierra Energy, LP (the “Partnership”) is entered into effective as of May 11, 2011 by High Sierra Energy GP, LLC, a Colorado limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement (as defined below).

WHEREAS, pursuant to Section 5.4 of the Partnership Agreement, the Partnership has the authority to issue additional Partnership Securities on such terms and conditions as shall be established by the General Partner in its sole discretion, all without the approval of any Limited Partners;

WHEREAS, pursuant to Section 5.4 of the Partnership Agreement, the Partnership issued Subordinated Units to certain persons as compensation for services to the Partnership and in connection with acquisitions of assets and businesses, including the Asset Purchase Agreement, dated as of July 31, 2007, between Barr Energy, LLC and High Sierra Energy Marketing, LLC;

WHEREAS, the rights, preferences and limitations of the Subordinated Units are set forth in the Partnership Agreement and those certain Certificates Evidencing Subordinated Units Representing Limited Partner Interests in High Sierra Energy, LP (the “Subordinated Unit Certificates”);

WHEREAS, pursuant to those certain Subordinated Unit Certificates, no distributions under the Partnership Agreement shall accrue to, be allocated to or be paid upon the Subordinated Units until such units have converted to Common Units;

WHEREAS, it was the intent of the Partnership at the time of the issuance of the Subordinated Units that the Partnership’s Net Income and Net Loss also not be allocated to Unitholders holding Subordinated Units;

WHEREAS, since the Subordinated Units were issued, the Partnership has not allocated Net Income and Net Loss to the Subordinated Units;

WHEREAS, Section 13.1(d)(iii) of the Partnership Agreement provides that the General Partner may amend any provision of the Partnership Agreement without the approval of any Partner or Assignee to reflect a change, that in the discretion of the General Partner, is required to effect the intent of the provisions of the Partnership Agreement; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(iii) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement is required to effect the intent of the provisions of the Partnership Agreement with respect to the allocations of income and loss to the Subordinated Units.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

Section 1.                   Amendment. Article VI is hereby amended to add a new Section 6.1(e) as follows:

“(e)                            Subordinated Units. Net Income and Net Losses shall be allocated pursuant to Section 6.1(a) and Section 6.1(b) by assuming that, solely for purposes of Section 6.1(a) and Section 6.1(b), such Subordinated Units are not Outstanding for purposes of applying the terms “Percentage Interests” and “Unitholders.”

Section 2.                   General Authority. The appropriate officers of the General Partner are hereby authorized to make such further clarifying and conforming changes they deem necessary or appropriate, and to interpret the Partnership Agreement, to give effect to the intent and purpose of this Amendment.

Section 3.                   Ratification of the Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 4.                   Governing Law. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of law.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER:

HIGH SIERRA ENERGY GP, LLC

By:	/s/ Nicholas Aretakis
Nicholas Aretakis
Senior Vice President and Chief Financial Officer